SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

Financial Statements as of and for the

Years Ended December 31, 2002 and 2001,

Supplemental Schedule as of December 31, 2002,

and Independent Auditors’ Report

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits – December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits – Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 –
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)	9

EXHIBIT 23.1 – CONSENT OF INDEPENDENT ACCOUNTANTS	10

EXHIBIT 99 – CERTIFICATION OF CHIEF FINANCIAL OFFICER, PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.	11

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of Apogee Enterprises, Inc. 401(k) Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE

Minneapolis, Minnesota

June 13, 2003

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 and 2001

	2002	2001
INVESTMENTS	$137,953,834	$97,801,046
CONTRIBUTIONS RECEIVABLE:
Employer	4,316,654	30,464
Participants		125,960

Total contributions receivable	4,316,654	156,424

NET ASSETS AVAILABLE FOR BENEFITS	$142,270,488	$97,957,470

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	$97,957,470	$96,539,567

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized depreciation of investments	(20,028,787)	(1,011,403)
Interest and dividend income	1,410,953	1,172,287
Loan interest	413,566	473,816
Employee contributions	8,783,384	8,601,535
Employer contributions	6,450,529	2,068,498
Rollover contributions	574,659	302,076
Distributions to participants	(8,955,430)	(10,156,306)
Transfers of plan assets, net	55,700,944
Administrative expenses	(36,800)	(32,600)

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$142,270,488	$97,957,470

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 and 2001

1.	SUMMARY DESCRIPTION OF THE PLAN

General – The Apogee Enterprises, Inc. 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan is provided for information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Administrator and Trustee – The Company has appointed a committee consisting of Company officers and employees to be the plan administrator. State Street Bank and Trust (the trustee) holds the plan investments in a commingled trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility – Under the terms of the Plan, an employee (who is not a member of a group of employees covered by a collective bargaining unit) scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions – Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2002 and 2001, the Company contributed an amount equal to 30% of the first 6% of base compensation that a participant contributes to the Plan. While none have been made to date, the Company may also make additional discretionary profit sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Supplementary contributions of after-tax compensation were allowed through December 31, 1986. Participants may make daily elections as to the investment of their basic, supplementary, and Company-match contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 11 mutual funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Apogee Stock Fund.

Vesting – Participants’ basic and supplementary contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s contribution. Forfeitures from participants were approximately $833,700 in 2002 and $174,000 in 2001.

Loans – The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 5.25% to 10.57% in 2002. Participant loans of $5,470,216 were outstanding as of December 31, 2002.

Distributions – Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a 5% owner may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the Internal Revenue Service (IRS). Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

Transfer of Plan Assets – Effective January 1, 2002, the Company froze the Apogee Enterprises, Inc. Retirement Plan (Retirement Plan), a qualified defined contribution money purchase pension plan, and amended the Plan to add a contribution that will be made by the Company annually, which is based on a percentage of each employee’s base earnings. On July 1, 2002, the assets in the Retirement Plan were merged into the Plan, resulting in a single 401(k) retirement savings plan which is called the Apogee Enterprises, Inc. 401(k) Retirement Plan. Assets in the amount of $55,700,944 were transferred. In addition, effective January 1, 2002, the Company raised the maximum amount that employees are allowed to contribute to the plan from 13% to 60%, up to statutory limits. The Company match of 30% of the first 6% of the employee’s contributions remains unchanged.

2.	APOGEE ENTERPRISES, INC. RETIREMENT TRUST

The Plan invests its assets on a commingled basis in the Apogee Enterprises, Inc. Retirement Trust (the Trust).

Under the terms of the trust agreement, the trustee maintains custody of the funds on behalf of the Trust and is also responsible for participant accounting. The trustee granted certain advisory responsibilities to State Street Global Advisors, Franklin Templeton, and MFS Investment Management.

All plan and trust expenses, except for investment management fees, brokerage commissions, and certain loan fees, are paid by the Company. Investment management fees and brokerage commissions are netted against investment income. Administrative expenses of approximately $118,000 in 2002 and $56,000 in 2001 were paid by the Company for the Trust.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	Investments, except for loans to participants, are valued at fair value provided by the trustee and based on quoted market prices obtained from national securities exchanges and other published sources. Loans to participants are valued at outstanding principal.

b.	Investment income is recorded on the accrual basis and dividend income on a cash basis. The pro rata share of each fund’s investment income from the Trust represents the Plan’s proportionate share of investment income from the Trust for each fund. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses, based upon each participating plan’s share of the underlying net assets of the Trust.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Ultimate results could differ from those estimates.

4.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2002	2001
State Street Global Advisors Principal Accumulation Return Fund	$28,577,491	$15,900,360
State Street Global Advisors S&P 500 Index Fund	10,433,845	9,977,921
State Street Global Advisors Large Cap Value Fund	9,672,606	8,094,982
Franklin Small Cap Growth Fund II	9,329,492	9,587,993
State Street Global Advisors Moderate Asset Allocation Fund	42,461,593	21,998,199
Apogee Enterprises, Inc. common stock	8,101,728	9,700,449

5.	TAX STATUS

The Company received a favorable determination letter dated August 13, 2002 from the IRS stating that the Plan and related Trust are designed in compliance with applicable sections of the IRC. The Plan has not been amended since the date of the letter.

6.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions of the law as may be applicable. In the event that the Plan is terminated, all participant account balances will be fully vested.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan engages in transactions involving the acquisition and disposition of investments with parties-in-interest, including the trustee and the Plan’s sponsor. These transactions are considered exempt party-in-interest transactions under ERISA.

8.	RECONCILIATION TO THE FORM 5500

At December 31, 2002, distributions to participants in the financial statements differ from the Form 5500 as filed with the IRS as follows:

Distributions per the Form 5500	$8,630,146
Benefits payable, December 31, 2001	21,482
Deemed distributions of participant loans per the Form 5500	303,802

Distributions to participants per the financial statements	$8,955,430

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC.
As Plan Administrator of the Apogee Enterprises, Inc. 401(k) Retirement Plan

By:	/S/ MICHAEL B. CLAUER
Michael B. Clauer Executive Vice President and Chief Financial Officer of Apogee Enterprises, Inc.

Date: June 30, 2003

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2002

Description	Cost	Current Value

State Street Global Advisors Principal Accumulation Return Fund*	**	$28,577,491
State Street Global Advisors Bond Market Fund*	**	6,890,621
State Street Global Advisors S&P 500 Index Fund*	**	10,433,845
State Street Global Advisors Large Cap Value Fund*	**	9,672,606
MFS Strategic Growth Fund (A)	**	2,689,508
State Street Global Advisors Midcap Fund*	**	3,547,165
Franklin Small Cap Growth Fund II	**	9,329,492
State Street Global Advisors International Growth Opportunities Fund*	**	6,610,043
State Street Global Advisors Conservative Asset Allocation Fund*	**	1,109,249
State Street Global Advisors Moderate Asset Allocation Fund*	**	42,461,593
State Street Global Advisors Aggressive Asset Allocation Fund*	**	3,060,277
Apogee Enterprises, Inc. common stock*	**	8,101,728
Loans to participants, with interest ranging from 5.25% to 10.57%*	**	5,470,216

Total investments		$137,953,834

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.